September 25, 2025

Alfred Lim
Chief Executive Officer
EUDA Health Holdings Ltd
60 Kaki Bukit Place, #03-01
Eunos Techpark, Singapore 415979

       Re: EUDA Health Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-40678
Dear Alfred Lim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services